UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Kesselring Holding Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
492536 10 7
(CUSIP Number)
May 18, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒ Rule 13d-1(b)
[X]   Rule 13d-1(c)
❒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492536 10 7	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Caymen Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,441,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,441,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 492536 10 7	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,441,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,441,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 492536 10 7	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adam Benowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,441,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,441,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 492536 10 7	SCHEDULE 13G	Page 5 of 9 Pages

Item 1(a).       Name of Issuer:

Kesselring Holding Corporation

Item 1(b).       Address of Issuer's Principal Executive Offices:

2208 58th Avenue East
Bradenton, Florida   34203

Item 2(a).       Name of Person Filing.
Vision Opportunity Master Fund, Ltd.
Vision Capital Advisors, LLC
Adam Benowitz

Item 2(b).       Address of Principal Business Office or, if None, Residence.
Vision Opportunity Master Fund, Ltd.:

c/o BISYS Hedge Fund Services (Cayman) Limited
P.O. Box 1748
Cayman Corporate Centre
27 Hospital Road, 5th Floor
Grand Cayman KY1-1109
Cayman Islands

Vision Capital Advisors, LLC
Adam Benowitz:

20 W. 55th Street, 5th Floor
New York, New York 10019
Cayman Islands

Item 2(c).       Citizenship.

Vision Opportunity Master Fund, Ltd. – Cayman Islands
Vision Capital Advisors, LLC – Delaware
Adam Benowitz – US Citizen

Item 2(d).       Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).       CUSIP Number:

492536 10 7

Item 3.       If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whetherthe person filing is a:

Not Applicable

Item 4.       Ownership.

CUSIP No. 492536 10 7	SCHEDULE 13G	Page 6 of 9 Pages

The following is information regarding the aggregate number and percentage of the classof securities of the Issuer identified in Item 1 as of August 22, 2007:

(a)	Vision Opportunity Master Fund, Ltd. - 3,441,905
Vision Capital Advisors, LLC - 3,441,905
Adam Benowitz - 3,441,905

(b)	Percent of class:

          Vision Opportunity Master Fund, Ltd. – 9.99%*
Vision Capital Advisors, LLC - 9.99%*
Adam Benowitz - 9.99%*

(c)	Number of shares as to which the person has:

Vision Opportunity Master Fund, Ltd.

(i)   Sole power to vote or to direct the vote: 0
    (ii)         Shared power to vote or to direct the vote:  3,441,905
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,441,905

Vision Capital Advisors, LLC

(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote:  3,441,905
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,441,905

Adam Benowitz

(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote:  3,441,905
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,441,905

* Percent of class based on 33,543,940 shares of Common Stock outstanding as of August 10, 2007 as reported on the Issuer’s quarterly report on Form 10-QSB filed on August 14, 2007.

CUSIP No. 492536 10 7	SCHEDULE 13G	Page 7 of 9 Pages

Item 5.       Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.       Identification and Classification of Members of the Group.

Not Applicable

Item 9.       Notice of Dissolution of Group.

Not Applicable

CUSIP No. 492536 10 7	SCHEDULE 13G	Page 8 of 9 Pages

Item 10.    Certification.

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 492536 10 7	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2007

VISION OPPORTUNITY MASTER FUND, LTD.**

By: /s/ Adam Benowitz
       Name: Adam Benowitz
       Title:   Managing Member

VISION CAPITAL ADVISORS, LLC.**

By: /s/ Adam Benowitz
       Name: Adam Benowitz
       Title:  Portfolio Manager

/s/ ADAM BENOWITZ
ADAM BENOWITZ**

** Vision Capital Advisors, LLC (the “Investment Manager”) serves as investment manager to Vision Opportunity Master Fund, Ltd. (the “Master Fund”), the record owner of the subject securities.  Adam Benowitz is the managing member of the Investment Manager and the Master Fund’s portfolio manager.  Each of the Reporting Persons disclaims beneficial ownership except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).